

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 42634

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DABBAH SECURITIES CORP.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6 EAST 46TH STREET
(No. and Street)

NEW YORK	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

STEVE DABBAH 212 697-9870
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WEISBERG, MOLE', KRANTZ & GOLDFARB LLP
(Name -- *if individual, state last, first, middle name*)

185 CROSSWAYS PARK DRIVE	WOODBURY	NY	11797
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

3/16
KW

OATH OR AFFIRMATION

I, STEVE DABBAH, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DABBAH SECURITIES CORP., as of 31-Dec 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Sworn to before me this 25th day of February 2013

[signature]
Notary Public

GOHAR E. BABAZADEH
Notary Public, State of New York
No. 01BA6173831
Qualified in New York County
Commission Expires Sept. 04, 20 15

[signature]
Signature

PRESIDENT
Title

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DABBAH SECURITIES CORP.

Financial Statements

December 31, 2012

Dabbah Securities Corp.
Table of Contents
December 31, 2012



Weisberg, Molé, Krantz & Goldfarb, LLP
Certified Public Accountants

Independent Auditors' Report

To the Board of Directors of
Dabbah Securities Corp.

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Dabbah Securities Corp. as of December 31, 2012, and the related statements of operations, changes in members' equity and cash flows for the year then ended that are filed pursuant to rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act., and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

185 Crossways Park Drive, Woodbury, NY 11797 • Phone: 516-933-3800 • Fax: 516-933-1060
700 Kinderkamack Rd, Oradell, New Jersey 07649 • Phone: 201-655-6249 • Fax: 201-655-6098
www.weisbergmole.com

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dabbah Securities Corp. as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained on page 11, is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934 and the regulations under the Commodity Exchange Act. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Weisberg, Molé, Krantz & Goldfarb, LLP

Woodbury, New York
February 14, 2013

DABBAH SECURITIES CORP.

STATEMENT OF FINANCIAL CONDITION

December 31, 2012

ASSETS

Cash and cash equivalents	$ 758
Marketable securites	735,403
Due from broker	650,008
Other assets	105,132
Furniture, equipment and improvements, net of accumulated depreciation of $306,311	13,226
Total assets	$ 1,504,527

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES	
Accounts payable and accrued expenses	$ 18,169
Due to broker	30,248
Due to stockholder	338,173
Total liabilities	$ 386,590
STOCKHOLDER'S EQUITY	
Common stock, no par value; 10,000 shares authorized, 3,000 shares issued and outstanding	$ 59,800
Additional paid-in-capital	1,010,000
Retained earnings	48,137
Total stockholder's equity	$ 1,117,937
Total liabilities and stockholder's equity	$ 1,504,527

The accompanying notes are an integral part of the financial statements.

DABBAH SECURITIES CORP.

STATEMENT OF OPERATIONS

For the Year Ended December 31, 2012

REVENUES	
Commissions	$ 596,805
Trading gains, net of losses	43,443
Other income	8,625
Interest and dividends	15,575
Total revenues	$ 664,448
EXPENSES	
Trading expenses and commissions	$ 204,037
Employee compensation and related	13,633
Professional fees	39,524
License and registration fees	3,990
Depreciation	14,332
Interest	12,683
Insurance	27,680
General, administrative and other	151,673
Total expenses	$ 467,552
Loss before provision for income taxes	$ 196,896
Provision for income taxes	650
Net income	$ 196,246

The accompanying notes are an integral part of the financial statements.

DABBAH SECURITIES CORP.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

For the Year Ended December 31, 2012

	Shares	Common Stock	Additional Paid-In-Capital	(Accumulated Deficit) Retained Earnings	Total Stockholder's Equity
Balance at January 1, 2012	3,000	$ 59,800	$ 1,010,000	$ (148,109)	$ 921,691
Net income	-	-	-	196,246	196,246
Balance at December 31, 2012	3,000	$ 59,800	$ 1,010,000	$ 48,137	$ 1,117,937

The accompanying notes are an integral part of the financial statements.

DABBAH SECURITIES CORP.

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2012

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 196,246
Adjustments to reconcile net income to net cash used in operating activities:	
Trading gains, net of losses	(43,443)
Depreciation	14,332
Cash flow from changes in assets and liabilities:	
Increase in due from broker	(207,258)
Decrease in other assets	1,540
Decrease in accounts payable and accrued expenses	(3,675)
Decrease in due to broker	(120,300)
Total adjustments	(358,804)
Net cash used in operating activities	$ (162,558)
CASH FLOWS FROM INVESTING ACTIVITIES	
Sales of marketable securities, net of purchases	$ 17,401
CASH FLOWS FROM FINANCING ACTIVITIES	
Increase in due to stockholder	$ 25,850
Net change in cash	$ (119,307)
Cash and cash equivalents at beginning of year	120,065
Cash and cash equivalents at end of year	$ 758
SUPPLEMENTAL CASH FLOW DISCLOSURES:	
Interest paid	$ 12,683
Income taxes paid	$ 650

The accompanying notes are an integral part of the financial statements.

Dabbah Securities Corp.

Notes to Financial Statements
December 31, 2012

NOTE 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Dabbah Securities Corp. ("the Company"), a Delaware corporation, is a broker-dealer registered with the Securities and Exchange Commission ("SEC"), a member of the Financial Industry Regulatory Authority ("FINRA") and a member of the National Futures Association ("NFA").

Revenue Recognition

The Company's business consists substantially of commissions based on customer transactions and income from proprietary trading. Commission revenues are recorded on a trade date basis. The Company is a non-clearing broker and, accordingly, utilizes a clearing broker on a fully disclosed basis on applicable transactions.

Use of Estimates and Subsequent Events

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported period. Actual results could differ from those estimates. The Company has evaluated events and transactions that occurred through February 14, 2013, which is the date the financial statements were available for issuance, for possible disclosure and recognition in the financial statements.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, cash in banks, and short-term, highly liquid investments purchased with an original maturity of three months or less.

Marketable Securities

Marketable securities are reflected at the closing price on the day of valuation with resultant unrealized gains or losses reflected in net income for the year. The financial statements reflect realized gains and losses on dispositions of investment securities on a trade date basis. The cost of marketable securities sold is determined on the specific identification method.

Good Faith Deposit

At December 31, 2012 the Company maintained Good Faith Deposits totaling $155,000 with former and current clearing/trading firms. The Company's deposits are invested in money market funds which maintain a constant $1 per share value.

NOTE 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (*continued*)

Income Taxes

The Company has elected to be treated as a Subchapter S Corporation for federal and state purposes and, as a result, will generally not be subject to corporate income taxes. The Company's shareholder is taxed on his proportionate share of the Company's income. However, New York City does not recognize S corporation status and, accordingly, local corporation income taxes will continue to be payable by the Company in addition to certain alternative and minimum taxes to various state agencies where applicable.

Due To/From Broker

The Company maintains proprietary trading positions in broker accounts. The balances in these accounts and the related margin balances are reflected as due to/from brokers in the accompanying financial statements.

NOTE 2 – FURNITURE AND EQUIPMENT

Furniture and equipment are stated at cost. Depreciation is provided for on the straight-line basis using estimated useful lives. Depreciation expense for the year amounted to $14,332.

A summary of furniture and equipment is as follows:

Computer equipment	$ 166,442
Furniture and fixtures	72,834
Leasehold improvements	80,261
Total cost	319,537
Accumulated depreciation and amortization	(306,311)
Furniture and equipment, net	$ 13,226

NOTE 3 - MARKETABLE SECURITIES

The Company's investments in marketable securities are held primarily for short-term trading profits and are classified as trading securities and are reflected at fair value. At December 31, 2012 marketable securities consisted of common stocks ($571,085), exchange traded products ($148,718) and options ($15,600).

NOTE 3 - MARKETABLE SECURITIES *(continued)*

Accounting Standards Codification 820, Fair Value Measurements, defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified in accordance with professional standards, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 – Pricing inputs are unadjusted, quoted prices in active markets for identical assets or liabilities the Company has ability to access.

Level 2 – Pricing inputs are quoted prices for similar investments, or inputs that are observable for the asset or liability either directly or indirectly for substantially the full term through corroboration with observable market data.

Level 3 – Pricing inputs are unobservable for the asset or liability and rely on management's own assumptions. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

Management considers all investments to be valued using Level 1 inputs.

NOTE 4 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital of $100,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2012, the Company had net capital of $710,542 which was $610,542 in excess of its required net capital. The Company's aggregate indebtedness to net capital ratio was .50 to 1.

NOTE 5 – REGULATION

The Company is registered as a broker-dealer with the SEC. The securities industry in the United States is subject to extensive regulation under both federal and state laws. The SEC is the federal agency responsible for the administration of the federal securities laws. Much of the regulation of broker-dealers has been delegated to self-regulatory organizations, such as the FINRA, which had been designated by the SEC as the Company's primary regulator. These self-regulatory organizations adopt rules, subject to approval by the SEC, that govern the industry and conduct periodic examinations of the Company's operations. The primary purpose of these requirements is to enhance the protection of customer assets. These laws and regulatory requirements subject the Company to standards of solvency with respect to capital requirements, financial reporting requirements, record keeping and business practices.

NOTE 6 – CUSTOMER PROTECTION RULE

The Company had no items reportable as customers' fully paid securities: (1) not in the Company's possession or control as of the audit date (for which instructions to reduce to possession or control had been issued as of the audit date) but for which the required action was not taken by the Company within the time frames specified under Rule 15c3-3 or (2) for which instructions to reduce to possession or control has not been issued as of the audit date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

The Company is exempt from SEC rule 15c3-3 pursuant to the exemptive provisions under sub-paragraph (k)(2)(ii) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

NOTE 7 – CREDIT AND OFF BALANCE SHEET RISK

The Company receives its commission income from customer transactions on a monthly basis from its clearing brokers and, accordingly, is not exposed to credit risk. At certain times throughout the year the company may maintain bank account balances in excess of federally insured limits.

NOTE 8 – COMMITMENTS AND CONTINGENCIES

The company occupies office space under lease term executed by an affiliated company. Rent is charged between the affiliated companies according to an expense sharing agreement.

NOTE 9 – DUE TO STOCKHOLDER

As of December 31, 2012, the Company's stockholder has made short-term advances amounting to $338,173. These advances are due on demand without interest.

Supplementary Information

DABBAH SECURITIES CORP.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION

As Of December 31, 2012

NET CAPITAL	
Total stockholder's equity	$ 1,117,937
Deduct stockholder's equity not allowable for net capital	-
Total stockholder's equity qualified for net capital	$ 1,117,937
Additions: none	
Deductions:	
Non-allowable assets	$ (156,744)
Proprietary charges on commodities	(121,697)
Total deductions	$ (278,441)
Net capital before haircuts on securities positions	$ 839,496
Haircuts on securities	(128,954)
Net capital	$ 710,542
AGGREGATE INDEBTEDNESS	
Items included in statement of financial condition	
Accounts payable and accrued expenses	$ 18,169
Due to stockholder	338,173
Total aggregate indebtedness	$ 356,342
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS	
Minimum net capital required (6 2/3% of aggregate indebtedness) (A)	$ 23,756
Minimum dollar net capital requirement for reporting broker or dealer (B)	$ 100,000
Net capital requirement (greater of (A) or (B))	$ 100,000
Excess net capital	$ 610,542
Net capital less 120% of minimum required	$ 590,542
Ratio: Aggregate indebtedness to net capital	.50 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION	
(Included in Part II A of Form X-17A-5 as of December 31, 2012)	
Net capital as reported in Company's Part II A (unaudited) FOCUS report	$ 710,542
No differences	-
Net capital per above	$ 710,542



Weisberg, Molé, Krantz & Goldfarb, LLP
Certified Public Accountants

Independent Auditors' Report on Internal Control Required by CFTC Regulation 1.16 and SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

To the Board of Directors of
Dabbah Securities Corp.

In planning and performing our audit of the financial statements and supplemental schedules of Dabbah Securities Corp. (the Company), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

In addition, as required by Regulation 1.16 of the Commodities Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16 in making the following:

185 Crossways Park Drive, Woodbury, NY 11797 • Phone: 516-933-3800 • Fax: 516-933-1060
700 Kinderkamack Rd, Oradell, New Jersey 07649 • Phone: 201-655-6249 • Fax: 201-655-6098
www.weisbergmole.com

1. The periodic computations of the minimal financial requirements pursuant to Regulation 1.17.
2. The daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations.
3. The daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's and the CFTC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) lists additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first second and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we considered to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC and CFTC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's and CFTC's objectives.

This report recognizes that it is not practical in an organization the size of Dabbah Securities Corp. to achieve all the divisions of duties and crosschecks generally included in an internal control environment and that alternatively, greater reliance must be placed on surveillance and direct involvement by management.

This report is intended solely for the information and use of Management, the Securities and Exchange Commission, the CFTC and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 of the CFTC or both in their regulation of registered brokers and dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

Weisberg, Molé, Krantz & Goldfarb, LLP

Woodbury, New York
February 14, 2013